Stran & Company, Inc.

 2 Heritage Drive, Suite 600

Quincy, MA 02171

Via EDGAR

December 2, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Taylor Beech

Re:	Stran & Company, Inc. (the “Company”)
Request to Withdraw Post-Effective Amendment No. 1 to Registration Statement on Form S-1
File No. 333-260109

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Stran & Company, Inc. (the “Company”) hereby requests that, effective as of the date first set forth above, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Post-Effective Amendment No. 1 to its Registration Statement on Form S-1 (File No. 333-260109), filed by the Company with the Commission on November 24, 2021 (the “Post-Effective Amendment”).

The Company confirms that no securities have been issued pursuant to the Post-Effective Amendment.

Pursuant to the foregoing, the Company hereby respectfully requests that a written order granting the withdrawal of the Post-Effective Amendment be issued by the Commission.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Stran & Company, Inc.

By:	/s/ Andrew Shape
Andrew Shape
President and Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.